Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

April 21, 2011

Re:          Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2009
Filed February 25, 2010
File No. 1-13896

Dear Mr. Rosenberg:

We acknowledge our telephone conversations with the Staff since our most recent submission on January 28, 2011, regarding our Form 20−F for the year ended December 31, 2009. Further to these telephone conversations on February 4, 16, 17 and 22, 2011, and March 24 and 25, 2011, we hereby submit our analysis of Elan’s accounting for the funding commitment provided by Johnson & Johnson to Elan’s equity method investee, Janssen Alzheimer Immunotherapy. Please refer to Appendix I to this letter, which includes the Accounting Analysis in Part I and the related SAB 99 Analysis in Part II.

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defence in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments. However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan’s Senior Vice President Group Finance and Controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely,

/s/ Shane Cooke
Shane Cooke
Executive Vice President and Chief Financial Officer

APPENDIX I

Elan Corporation, plc
Accounting and SAB 99 Materiality Analyses

Part I – Accounting Analysis

Background

Description of transaction

In March 2000, Elan Corporation, plc (“Elan” or the “Company”) entered into a collaboration agreement with Wyeth (which has since been acquired by Pfizer Inc.) to collaborate in the research, development and commercialization of beta amyloid immunotherapies for the treatment and prevention of neurodegenerative conditions in humans associated with Alzheimer’s disease. This 50/50 collaboration, named the Alzheimer’s Immunotherapy Program (“AIP”), includes multiple compounds being evaluated for slowing the progression of Alzheimer’s disease. The lead compound (bapineuzumab), administered intravenously once every three months, is currently in Phase 3 clinical trials. A subcutaneous formulation of bapineuzumab, administered once a week, is currently in Phase 2 trials and a vaccine for Alzheimer’s disease (ACC-001) is also in Phase 2 trials.

On September 17, 2009, Janssen Alzheimer Immunotherapy (“Janssen AI”), a newly formed subsidiary of Johnson & Johnson (“J&J”), completed the acquisition of substantially all of Elan’s assets and rights related to the AIP collaboration. The group of AIP assets and rights constitute a business, in accordance with Accounting Standards Codification (“ASC”) paragraphs 805-10-55-4 to 805-10-55-8.

In consideration for the transfer of the AIP business, Elan received a 49.9% equity interest in Janssen AI. Elan is entitled to a 49.9% share of the future profits of Janssen AI (which equates to approximately 25% of the total future profits of the AIP collaboration) and certain royalty payments upon the commercialization of products under the AIP collaboration. J&J has also committed to fund up to an initial $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and J&J in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with J&J and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been spent, J&J is not required to contribute the full $500.0 million.

Business Purpose

Elan entered into the transaction described above for two principal reasons: 1) to share the risks and costs associated with further development of the compounds in the AIP; and 2) to obtain access to J&J’s product commercialization capabilities. The structure of the transaction allows Elan to share the risk and costs associated with the expensive and highly speculative AIP development program, and could result in cash savings of up to $249.5 million as a result of the $500.0 million funding commitment provided by J&J, while retaining an approximately 25% economic interest in any AIP product that is approved. In addition, by assigning its rights to an entity under J&J’s control, Elan could leverage J&J’s existing global infrastructure (e.g. manufacturing and sales capabilities) in the event that an AIP product is approved.

The economic structure of Janssen AI’s business can be summarized as follows: Elan, as a 49.9% shareholder in Janssen AI, has a 49.9% interest in Janssen AI’s AIP assets, a 0% interest in the initial $500.0 million funding provided to Janssen AI by J&J, and a 49.9% interest in any future profits earned by Janssen AI, along with potential future royalties. J&J, as a 50.1% shareholder in Janssen AI, has a 50.1% interest in Janssen AI’s AIP assets, a 100% interest in the initial $500.0 million of funding provided by it to Janssen AI, and a 50.1% interest in any future profits earned by Janssen AI (after deduction of any royalties paid to Elan). J&J’s obligation to provide the initial $500.0 million of funding to Janssen AI does not provide it with any preferential interest in future profits that may result from the funding of these activities.

To the extent the $500.0 million is not spent by Janssen AI, the remaining amount is returned to J&J in accordance with the transaction agreements.  To the extent the $500.0 million is spent, those costs are solely borne by J&J with no clawback or other contribution mechanism from Elan, whether directly by way of direct funding to Janssen AI or indirectly (such as by way of a temporary reduction in Elan’s profit share percentage below its shareholding percentage). By way of illustration, if the program were to be halted because of failure in development, then any of the $500.0 million spent up until that point would be borne solely by J&J. If the program were successfully developed at a cost to Janssen AI of $0.5 billion and subsequently generated cumulative post-development profits for Janssen AI of $1.0 billion, then Janssen AI’s cumulative economic benefit of $0.5 billion would be shared $0.5 billion to Elan and $nil to J&J. If the cumulative post-development profits of Janssen AI were $10 billion then its cumulative economic benefit of $9.5 billion would be shared $5.0 billion to Elan and $4.5 billion to J&J. These examples ignore the potential payment of royalties to Elan which might occur depending on the pattern of revenues, and which would result in a greater share of the cumulative economic benefit accruing to Elan.

Accounting Matter

Current model

Elan initially measured its retained equity method investment in the common stock of Janssen AI at a fair value of $235.0 million, in accordance with ASC paragraph 323-10-30-2 and ASC paragraphs 810-10-40-3A through 810-10-40-5. The fair value of Elan’s 49.9% equity interest in Janssen AI was based on the valuation of the two sets of assets that comprised Janssen AI’s total net assets at inception: namely (a) the AIP in-process research and development (“IPR&D”) intangible asset, which was valued at $235.0 million (with Elan’s 49.9%  proportionate interest valued at $117.3 million); and (b) the receivable asset created by the J&J contingent funding commitment, which was valued at $235.9 million (with Elan’s 49.9% proportionate interest valued at $117.7 million).

Elan estimated the fair value of the receivable asset to be $235.9 million rather than the maximum funding commitment amount of $500.0 million, due to adjustments that were made to reflect: 1) the probability that the cash will be spent and thereby giving rise to the expected cash flows under the commitment; and 2) the time value of money, as the cash was expected be spent over a period of several years.

In accordance with ASC paragraphs 810-10-40-3A through 810-10-40-5, Elan accounted for the deconsolidation of the AIP business by recognizing a gain in net income at the date the group of AIP assets (which constitute a business) was derecognized, measured as the difference between the fair value of its retained noncontrolling investment in the group of AIP assets and the carrying value of the assets that were derecognized.

As reported in its Annual Report on Form 20-F for the year ended December 31, 2010 (“2010 Form 20-F”), the carrying value of Elan’s equity method investment in Janssen AI was $209.0 million as of December 31, 2010 (2009: $235.0 million). The carrying value was comprised of Elan’s proportionate 49.9% share of Janssen AI’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and Elan’s proportionate 49.9% interest in the J&J contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).

Elan’s proportionate interest in the J&J contingent funding commitment was remeasured as of December 31, 2010 and 2009 to reflect changes in the probability that the cash associated with the contingent funding commitment will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As of December 31, 2010, the range of assumed probabilities applied to the expected cash flows was 95%-43% (2009: 95%-30%). The range of discount rates applied remained at 1%-1.5% (2009: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of Elan’s proportionate interest in the J&J contingent funding commitment as of December 31, 2010, resulted in an increase in the carrying value of its equity method investment of $59.9 million (2009: $24.6 million). The following table sets forth the computation of the net loss on equity method investment for the years ended December 31 (in millions) as disclosed in the 2010 Form 20-F:

	2010	2009
Net loss reported by Janssen AI	$172.1	$49.2
Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	$85.9	$24.6
Remeasurement of Elan’s 49.9% proportionate interest in J&J funding commitment	(59.9)	(24.6)
Net loss on equity method investment reported in the income statement	$26.0	$—

Elan also reported in its 2010 Form 20-F that, as of December 31, 2010, the carrying value of its Janssen AI equity method investment of $209.0 million (2009: $235.0 million) was approximately $270 million (2009: $330 million) below its share of the book value of the net assets of Janssen AI. This difference principally related to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, as well as the probability adjustment factor that Elan incorporated into the carrying value of its 49.9% interest in the J&J contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, Elan’s proportionate share of Janssen AI’s results would be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the J&J contingent funding commitment, the difference in the carrying values would be adjusted through the remeasurement of Elan’s proportionate interest at each reporting date, as described above. In general, the difference in the carrying values would be expected to decrease in future periods as time progresses.

Revised model

The following is a discussion of the revised accounting model proposed by Elan. The impact of this revised accounting model is assessed in Part II - SAB 99 Materiality Analysis.

Janssen AI financial statements

At inception, J&J purchased equity in Janssen AI for cash and Janssen AI immediately paid the cash back to J&J as an intercompany receivable. In accordance with SAB 4.E, the intercompany receivable is offset against equity as it is a receivable relating to a capital stock transaction. This means that the net book value of Janssen AI’s net assets at inception is $235.0 million, which solely relates to the AIP assets (based on Elan’s valuation of these assets).

In subsequent periods, Janssen AI funds its research and development (“R&D”) and related costs by calling for the repayment of the intercompany receivable from J&J up to six months in advance of the costs being incurred. These costs result in losses for Janssen AI that are offset by increases in equity, resulting in a $nil net impact on Janssen AI’s equity. The offsetting increases in equity arise during the period the funding is provided because the net amount of the J&J capital contribution presented in equity increases as the intercompany receivable is reduced. Therefore, assuming the $500.0 million contingent funding commitment is fully utilized and the AIP assets are not impaired, Janssen AI’s net assets will remain at $235.0 million (based on Elan’s valuation).

Elan’s equity method investment pickup

Elan’s equity method investment of $235.0 million at inception is comprised of $117.3 million relating to Elan’s 49.9% share of the net assets of Janssen AI, and $117.7 million relating to the difference between the cost of Elan’s equity method investment and the amount of Elan’s underlying equity in the net assets of Janssen AI. Elan believes the basis difference of $117.7 million is clearly related to the asset created by the J&J contingent funding commitment. Given this basis difference relates to a limited lived asset, it should be amortized over the period the asset is depleted (see below for a discussion of the amortization method).

ASC paragraph 323-10-35-4 states that an investor shall recognize in its net income its share of the earnings or losses of an investee in the periods for which they are reported by the investee. For typical equity method investments, that participation can be derived by applying the entities’ ownership percentage to net income or loss for the period.  However, for complex capital structures with varying allocations of profit and loss this method of allocation is inappropriate. A simple pro rata allocation of losses incurred by Janssen AI and funded by the J&J contingent funding commitment would result in an accounting treatment that is inconsistent with the principle described in ASC paragraph 323-10-05-4, which states that the equity method is an appropriate means of recognizing increases or decreases measured by GAAP in the economic resources underlying the investments. Instead, the Company believes the allocation must consider the impact of the commitment that the first $500.0 million of losses incurred by Janssen AI will be funded by J&J.

Hypothetical liquidation at book value (HLBV) method

In the case of non-real estate entities, there is no specific guidance that should be applied when the pro rata approach does not capture the manner in which profits and losses are allocated under contract.  In the absence of other specific guidance, the Company believes it is practice to analogize to the guidance for real estate entities, which states the following (ASC paragraphs 970-323-35-16 and 17):

“16.  Venture agreements may designate different allocations among the investors for any of the following:
a.  Profits and losses
b.  Specified costs and expenses
c.  Distributions of cash from operations
d.  Distributions of cash proceeds from liquidation.

17 .  Such agreements may also provide for changes in the allocations at specified times or on the occurrence of specified events. Accounting by the investors for their equity in the venture’s earnings under such agreements requires careful consideration of substance over form and consideration of underlying values as discussed in ASC paragraph 970-323-35-10. To determine the investor’s share of venture net income or loss, such agreements or arrangements shall be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation. Specified profit and loss allocation ratios shall not be used to determine an investor’s equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis. …”

The Company believes application of a HLBV method, which captures the effects of complex capital structures, is very common in the alternative energy venture sector, even when the entity is not determined to be in-substance real estate. Application of an HLBV method is common because a pro rata allocation of income and loss in a complex capital structure can drive the accounting for an entity’s investment in an investee to diverge wildly, either up or down, from the entity’s pro rata interest in the net assets of the underlying investee.

In this instance, Elan’s specified profit and loss allocation ratio in relation to Janssen AI is effectively its 49.9% equity interest. However, this ratio should not be used to determine Elan’s equity in Janssen AI’s losses up to the initial $500.0 million as the allocation of cash distributions and liquidating distributions are determined on another basis. As noted above, in the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been spent, J&J is not required to contribute the full $500.0 million.

The HLBV method can be used, consistent with the guidance on complex capital structures in ASC paragraph 970-323-35-17, and ASC paragraph 323-10-05-4, to determine how an increase or decrease in net assets of Janssen AI should be allocated to the investors in the entity on a basis consistent with the contractual provisions of the equity interests. The HLBV method presumes liquidation at the depreciated book value in considering cash flow preferences when allocating profits and losses, which represents a systematic and rational way of capturing the complex capital structure of this entity. While application of an HLBV approach and a pro rata approach results in the same outcome for simple capital structures, because each investor would be entitled to a pro rata interest in the assets and liabilities of the entity upon liquidation, the same cannot be said when investor agreements specify differential shares in specified profits and losses over the life of the entity. This is described in the basis for conclusions to AcSEC’s Proposed Statement of Position on unconsolidated investments (November 2000) as follows:

“A9. This SOP sets forth an approach referred to as “hypothetical liquidation at book value” as the technique by which to apply the equity method of accounting. Although the term hypothetical liquidation at book value (HLBV) may be new to the accounting literature, and the balance-sheet oriented way of thinking may be different from the more conventional income statement orientation, AcSEC nevertheless believes that HLBV is fully consistent with the equity method of accounting as described in APB Opinion 18. In simple capital structures, HLBV yields the same results as the income-statement-oriented approach. In more complex situations, in which an investor's ownership in an investee cannot readily be described as a simple percentage, HLBV can be used to produce unambiguous results, whereas it is less clear how the income-statement oriented approach would be applied. Furthermore, the following sentence from paragraph 10 of APB Opinion 18 suggests a balance-sheet-oriented way of thinking: “Thus, the equity method is an appropriate means of recognizing increases or decreases measured by generally accepted accounting principles in the economic resources underlying the investments.” ”

While the proposed SOP was never finalized, it is widely analogized to for complex capital structures such as the one involved here for the simple reason that application of the pro rata approach is not operational when income and losses are allocated in an other than pro rata manner.

Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its “claim on the investee’s book value” at the end and beginning of the period. This claim is calculated as the amount that the investor would receive (or be obligated to pay) if the investee were to liquidate all of its assets at recorded amounts determined in accordance with GAAP and distribute the resulting cash to creditors and investors in accordance with their respective priorities.

In applying the HLBV method to Elan’s equity method investment, it should be noted that, to the extent the $500.0 million is not spent by Janssen AI, the remaining amount is returned to J&J in accordance with the transaction agreements. To the extent the $500.0 million is spent by Janssen AI, those costs are solely borne by J&J with no clawback or other contribution mechanism from Elan, whether directly by way of direct funding to Janssen AI or indirectly (such as by way of a temporary reduction in Elan’s profit share percentage below its shareholding percentage). Therefore, during the period that Janssen AI draws down on the $500.0 million receivable from J&J and spends the cash, Elan’s claim on the Janssen AI’s book value at the end and beginning of the period would remain at $117.3 million (assuming the book value of Janssen AI’s AIP intangible assets remains at $235.0 million) and Elan’s share of the losses of Janssen AI would be $nil. This is appropriate because if the entity were to liquidate at its book value prior the $500.0 million funding commitment being depleted this is exactly the amount of liquidated value that Elan would be entitled to. As such, this method of applying the equity method appropriately anchors the net book value reflected on Elan’s books to its share of the net book value of the investee.

The Company also considered whether drawdowns on the $500.0 million funding commitment should be considered changes in ownership interest as they occur rather than a complex allocation of losses during the development period. That approach would not use HLBV for allocation of losses but rather view drawdowns on the commitment as a change in interest with a SAB 51-style gain for Elan each time a drawdown occurs. The Company does not believe this is appropriate because the relative ownership interests of Elan and J&J do not change as the funding commitment is drawn.  Elan owns 49.9% of the entity and J&J owns 50.1% of the entity, both before and after any funding drawdowns take place. Therefore, Elan believes the change in relative interests in the assets of the entity each period is best reflected through an HLBV computation rather than using a change in interests approach. Nonetheless, the Company notes that under an alternative view whereby each funding commitment is viewed as a partial sale by Elan and a partial purchase by J&J the accounting results would be substantially similar.  This is because under such an approach Elan would recognize a portion of investee net losses during the funding period but also recognize a change in interests gain under EITF 08-6 paragraph 9, offsetting that loss each period as J&J contributes cash to the enterprise. This gain treatment approach to changes in interest that result in an increased share in investee net assets was codified in ASC paragraph 323-10-40-1.

Again, Elan does not believe this is the right approach because no sales or purchases of equity are taking place as the funding commitment is drawn. Instead, the funding commitment serves as a mechanism for allocating losses during the development period. Nonetheless, the Company highlights this alternative approach to demonstrate that other perspectives also drive the accounting towards a conclusion that effectively ties the equity method asset value on the books of the investor to its share of the underlying assets of the investee.

Amortization of basis difference

ASC paragraph 323-10-13 states that a basis difference should be accounted for as if the investee were a consolidated subsidiary. If Janssen AI were a consolidated subsidiary of Elan, the asset created by the J&J contingent funding commitment would be amortized to net income in a manner that reflects the pattern in which the economic benefits of the asset are used up. Elan believes the most appropriate amortization method in this instance is pro rata amortization based on the actual spending pattern of the $500.0 million funded by J&J. In this way, the asset related to the funding commitment will be reduced to $nil over the development period as an increase in equity method losses and the residual asset reflected on Elan’s books at the conclusion of the development period will tie directly to the net book value of the investee. That is, once the basis difference is fully amortized, the equity method investment on Elan’s books will be carried at its share of the net book value of the investee.  If, for instance, the $235.0 million in IPR&D that Elan estimates represents the fair value of the sold business has not been impaired by the end of the development period, and no other assets or liabilities have been added to the investee’s balance sheet in the intervening time period, Elan would appropriately measure its 49.9% interest in investee book value at $117.3 million at the conclusion of the development period (49.9% x $235.0 million).

The Company believes this amortization is essential to achieve the objectives of the equity method, which ultimately must tie back to the investor’s interest in the underlying net assets of the investee.  In Elan’s case that is a 49.9% interest in the net assets of a business worth $235.0 million.  To quote again from the basis for conclusions to the proposed SOP cited above:

“A8. AcSEC has also concluded that when an investor applies the equity method, the methodology that is used takes into account all forms by which the investor has an interest in, or other obligations related to, the investee. Support for this view is contained in paragraph 19(i) of APB Opinion 18, which refers to an investor’s recognition of investee losses if the investor also has made advances to the investee. This view is also consistent with Emerging Issues Task Force (EITF) Issue No. 98-13,

“Accounting by an Equity Method Investor for Investee Losses When the Investor Has Loans to and Investments in Other Securities of the Investee,” and EITF Issue Topic D-68, “Accounting by an Equity Method Investor for Investee Losses When the Investor Has Loans to and Investments in Other Securities of an Investee.” ”

These citations from the basis for conclusions of the proposed SOP illustrate that while that SOP was never finalized, its concepts are based in existing authoritative literature. That is, the proposed SOP was not intended to change GAAP so much as provide implementation guidance for implementing those concepts in accounting for investments with complex capital structures.  Elan believes applying an HLBV type approach in the present case is fully consistent with the requirements of ASC Topic 323.

In the present case, Elan paid $235.0 million in fair value for a 49.9% interest in a business worth $235.0 million and a differential funding commitment whereby J&J funds the first $500.0 million in development costs. Under HLBV, Elan’s interest in the net assets of the business is $117.3 million. However, the premium paid over $117.3 million also represents a valuable, limited lived right that must be recognized in some manner over its useful life. Elan believes the most appropriate disposition of that basis difference is pro rata as the expected contributions are made by J&J. That is, amortization of the basis difference will reduce income in proportion to the income benefit produced under HLBV as J&J funds losses.  The Company believes it has a basis for amortizing the asset pro rata using long term budgets produced by the investee and shared with Elan. These estimates will be adjusted each period in a prospective manner to the extent expectations about the amount and timing of funding drawdowns and R&D expenditures changes.

Impact of revised model

Under both the current and revised models, Elan would recognize a total of $117.7 million in equity method losses related to amortization of the basis difference over the period the J&J contingent funding commitment is utilized by Janssen AI. However, the application of the revised model and the pro rata amortization method in particular, results in differences in the timing of the $117.7 million of losses, as compared to the current model. The impact of these timing differences is assessed in Part II - SAB 99 Materiality Analysis.

Part II – SAB 99 Materiality Analysis

Overview of Accounting Literature

The SEC’s SAB No. 99, “Materiality” (“SAB 99”), indicates that the use of a percentage as a numerical threshold to evaluate materiality, such as 5%, may provide the basis for a preliminary assessment that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. SAB 99 indicates that the SEC Staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. SAB 99, however, goes on to state that quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. SAB 99 also states that materiality concerns the significance of an item to users of a registrant’s financial statements. As such, the quantitative and qualitative conclusions were considered both individually and in the aggregate by management in determining whether or not the items at issue were material to Elan’s Consolidated Financial Statements.

The SEC’s SAB 108, “Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108”), notes that (i) a materiality evaluation must be based on all relevant quantitative and qualitative factors; (ii) such analyses generally begin with quantifying potential misstatements to be evaluated; and (iii) there has been diversity in practice with respect to this initial step of a materiality analysis. SAB 108 addresses certain of the quantitative issues discussed in SAB 99, but does not alter the analysis required by SAB 99.

SAB 108 notes the diversity in approaches for quantifying the amount of misstatements primarily stems from the effects of misstatements that were not corrected at the end of the prior year (“prior year misstatements”), and states these prior year misstatements should be considered in quantifying misstatements in current year financial statements. It further states the techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.

The “rollover approach” quantifies a misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the “carryover effects” of prior year misstatements).

The “iron curtain approach” quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination.

The impact of the revised entries related to the application of equity method accounting to Elan’s investment in Janssen AI affects the Company’s Consolidated Financial Statements as of and for the years ended December 31, 2009 (the “2009 Financial Statements”) and December 31, 2010 (the “2010 Financial Statements”), as the transaction that resulted in the acquisition of the equity investment occurred on September 17, 2009. This SAB 99 analysis considers both the rollover approach and the iron curtain approach in quantifying misstatements and reflected these approaches in the quantitative assessment below for the 2009 Financial Statements and the 2010 Financial Statements. Having considered the quantitative and qualitative impacts of the misstatements identified, the Company has concluded that the misstatements are not material.

Background of Accounting Matter

Refer to the Part I - Accounting Analysis for a description of the background of this accounting matter.

Quantitative Assessment

The first step in evaluating materiality is to consider the size of the potential adjustment. Over the years, “rules of thumb” have developed to assist registrants and auditors in assessing whether the combination of qualitative and quantitative factors would make a misstatement material. Absent qualitative factors, the “rule of thumb” has generally been that a potential adjustment below 5% of pre-tax earnings is usually not material.

Applying the rollover approach, Tables 1 and 2 below set out the impact of the revised application of equity method accounting on the individual line items and subtotals in the Company’s Consolidated Statements of Operations and Consolidated Statement of Cash Flows for the years ended December 31, 2009 and 2010. Applying the iron curtain approach, Table 3 below sets out the impact of the revised application of equity method accounting on the individual line items and subtotals in the Company’s Consolidated Balance Sheets as of December 31, 2009 and 2010.

Table 1 below sets out the impact of the revised application of equity method accounting on the individual line items and subtotals in the Consolidated Statement of Operations of the Company for the years ended December 31, 2009 and 2010.

Table 1

	2009 $million	2010 $million
As reported:
Line item – Net loss on equity method investment	—	26.0
Subtotal – Net interest and investment gains and losses	161.7	134.0
Subtotal – Net loss before income taxes	(129.8)	(322.6)
Total – Net loss	(176.2)	(324.7)
As revised:
Line item – Net loss on equity method investment	11.2	42.3
Subtotal – Net interest and investment gains and losses	172.9	150.3
Subtotal – Net loss before income taxes	(141.0)	(338.9)
Total – Net loss	(187.4)	(341.0)
Change:
Line item – Net loss on equity method investment	100%	62.7%
Subtotal – Net interest and investment gains and losses	6.9%	12.2%
Subtotal – Net loss before income taxes	8.6%	5.1%
Total – Net loss	6.4%	5.0%

Table 2 below sets out the impact of the revised application of equity method accounting on the individual line items in the Consolidated Statement of Cash Flows of the Company for the years ended December 31, 2009 and 2010. There is no impact to the net cash from operating activities, net cash from investing activities or the net cash from financing activities subtotals as a result of recording the revised entries.

Table 2

	2009 $million	2010 $million
As reported: Adjustments to reconcile net loss to cash used in operating activities:
Line item – Net loss	(176.2)	(324.7)
Line item – Net loss on equity method investment	—	26.0
As revised: Adjustments to reconcile net loss to cash used in operating activities:
Line item – Net loss	(187.4)	(341.0)
Line item – Net loss on equity method investment	11.2	42.3
Change: Adjustments to reconcile net loss to cash used in operating activities:
Line item – Net loss	6.4%	5.0%
Line item – Net loss on equity method investment	100%	62.7%

Table 3 below sets out the impact of the revised application of equity method accounting on the individual line items and subtotals in the Consolidated Balance Sheets of the Company as of December 31, 2009 and 2010.

Table 3

	2009 $million	2010 $million
As reported:
Line item – Equity method investment	235.0	209.0
Total – Total assets	2,345.7	2,017.5
Line item – Accumulated deficit	(5,918.7)	(6,243.4)
Subtotal – Shareholders’ equity	494.2	194.3
Total – Total liabilities and shareholders’ equity	2,345.7	2,017.5
As revised:
Line item – Equity method investment	223.8	181.5
Total – Total assets	2,334.5	1,990.0
Line item – Accumulated deficit	(5,929.9)	(6,270.9)
Subtotal – Shareholders’ equity	483.0	166.8
Total – Total liabilities and shareholders’ equity	2,334.5	1,990.0
Change:
Line item – Equity method investment	(4.8)%	(13.2)%
Total – Total assets	(0.5)%	(1.4)%
Line item – Accumulated deficit	0.2%	0.4%
Subtotal – Shareholders’ equity	(2.3)%	(14.2)%
Total – Total liabilities and shareholders’ equity	(0.5)%	(1.4)%

Qualitative Assessment

In accordance with SAB 99, an assessment of materiality requires not only a quantitative assessment but should also include an assessment of the qualitative aspects of the potential adjustment. SAB 99 indicates that among the considerations that may well render a quantitatively small misstatement of a financial statement item material include the following:

Considerations listed in SAB 99	Management Assessment
1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
• This misstatement arose from a revised application of equity method accounting. As a consequence of the complex capital structure of this transaction and the lack of specific GAAP literature that deals with such a structure, the Company identified a number of approaches that could potentially be used in applying equity method accounting to Janssen AI. The potential outcomes from these approaches ranged from no income statement impact during the period the $500.0 million funding commitment is spent, through to Elan decreasing the carrying value of its investment by recording 49.9% of the losses of Janssen AI during the same period. Out of the range of potential approaches, the Company believes the revised model is reasonable based on the relevant facts and circumstances and is supported by GAAP.

• Under both the current and revised models, Elan would recognize a total of $117.7 million in losses over the period the J&J contingent funding commitment is utilized by Janssen AI. However, the application of the revised model and the pro rata amortization method in particular, results in differences in the timing of the $117.7 million of losses, as compared to the current model. The Company believes that the most appropriate amortization method for the basis difference between the cost of Elan’s equity method investment and the amount of Elan’s underlying equity in the net assets of Janssen AI is a pro rata amortization based on the actual spending pattern of the $500.0 million funded by J&J. However, applying a different amortization method would result in differences in the timing of the $117.7 million of losses.

2. Whether the misstatement masks a change in earnings or other trends.
• As shown in Tables 1 and 2 above, the impact of the revised model is a 5.0% increase in net loss and a 5.1% increase in pre-tax net loss in 2010, and a 6.4% increase in net loss and an 8.6% increase in pre-tax net loss in 2009.

• The reported pre-tax loss and net loss remain as losses after the impact of the misstatement is taken into consideration.

3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
• The Company understands that the general focus of the analysts in recent years in respect of historical financial data has been on revenues, operating income, Adjusted EBITDA, total available liquidity and net debt.

• The misstatement would not have affected the reported amounts for revenues and operating income in the fiscal year 2010 or the fiscal year 2009 Consolidated Statement of Operations, and would not have impacted amounts related to total available liquidity and net debt as derived from the Consolidated Balance Sheet as of December 31, 2010 or December 31, 2009. There is no impact on reported Adjusted EBITDA as a result of applying the revised model. In the Company’s view the misstatement would not have been likely to have an impact on any analysts’ expectations of Elan.

4.Whether the misstatement changes a loss into income or vice versa.
• As shown in Tables 1 and 2 above, the misstatement would result in the recording of a loss from the equity method investment in 2009 and an increase in the loss from the equity method investment recorded in 2010. However, the reported pre-tax loss and net loss would remain as losses after the impact of the misstatement is taken into consideration.

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
• The misstatement concerns the equity method investment in Janssen AI, which is not currently a significant part of Elan’s BioNeurology segment.

• The misstatement does not have a material impact on the BioNeurology segment disclosures in the 2010 or 2009 Financial Statements. Elan’s chief operating decision maker evaluates segment performance based on operating income/(loss) and Adjusted EBITDA, which are  not impacted by this misstatement.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements.	• No, the misstatement does not affect the Company’s compliance with regulatory requirements.
7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	• No, the misstatement does not affect the Company’s compliance with any loan covenants or other contractual requirements.
8. Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	• The misstatement had no effect on management’s compensation.
9. Whether the misstatement involves concealment of an unlawful transaction.
• No, the acquisition of the equity method investment was executed in the normal course of business and is not related to any unlawful transaction. Moreover, the misstatement does not represent an intentional misstatement.

Market Reaction

The Company believes that investors and analysts are primarily focused on Elan’s R&D pipeline and the prospects for future in-market sales (particularly in relation to its Tysabri product), which are in no way impacted by applying the revised model. In addition, the following 2010 and 2009 financial data would not be impacted by applying the revised model for equity method accounting: revenues, operating income, Adjusted EBITDA, operating cash flows, total available liquidity and net debt.

From an income statement perspective, the Company notes the increases in pre-tax net loss and net loss for 2010 are 5.1% (2009: 8.6%) and 5.0% (2009: 6.4%), respectively. From a balance sheet perspective, the misstatement results in a 14.2% decrease in shareholders’ equity as of December 31, 2010 (2009: 2.3%).

The revised model changes the timing, rather than the quantum, of the changes in the net assets of Janssen AI that Elan will recognize, as compared to the current model. Given the significant expenses borne by biotechnology companies during the development stage of programs such as the AIP, the Company does not believe that investors or analysts are primarily focused on the timing of net losses relating to these development activities. Furthermore, in the Company’s press release that reported Elan’s fourth quarter and full-year 2010 financial results on February 8, 2011, the Company  reported that the maximum net non-cash losses that will be recognized by Elan over the period of the expenditure is $117.7 million.

In addition, the significant expenses borne by biotechnology companies during the development stage can result in a disparity between the shareholders’ equity and the market capitalization of biotechnology companies relative to companies in other industries. By way of illustration, as of December 31, 2010, Elan’s market capitalization was $3.35 billion (2009: $3.81 billion) and its reported shareholders’ equity balance was $194.3 million (2009: 494.2 million). Consequently, the Company does not believe that investors or analysts are primarily focused on the shareholders’ equity amount in its 2010 Financial Statements and 2009 Financial Statements.

The Company has also included extensive disclosure on the background and the commercial terms of the transaction with Janssen AI and J&J in its 2010 Financial Statements and 2009 Financial Statements and in the press release that reported the Company’s fourth quarter and full-year 2010 financial results; including the remaining balance of the J&J funding commitment at December 31, 2010 and the Company’s expectation that based on current spend levels, it will be called upon to provide funding to Janssen AI commencing in 2012.

The Company’s assessment of the anticipated market reaction also takes into consideration two facts relating to the press release that reported Elan’s fourth quarter and full-year 2010 financial results on February 8, 2011, and included disclosure of the SEC’s review of the accounting for the J&J transaction and adjustments to the net losses reported in the first three quarters of 2010. Firstly, Elan’s stock closed at a higher price on February 8, 2011 compared to the previous day; and, secondly, no questions were asked by analysts in relation to the accounting for the J&J transaction at the conference call hosted by the Company subsequent to the press release.

Having considered of all of the qualitative and quantitative factors as a whole, the Company believes the impact of the misstatement would not result in any significant market reaction.

Draft Disclosure

The Company intends to include the following disclosure in the footnotes to its Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2011 (“2011 Form 20-F”) (marked against equivalent disclosures in the 2010 Form 20-F):

Significant Accounting Policies Footnote

(c) Adjustments to previously reported financial statements

During 2011, we changed the accounting for our equity method investment in Janssen AI. Previously, we remeasured our proportionate interest in the Johnson & Johnson contingent funding commitment to reflect changes in the probability that the cash associated with the contingent funding commitment would be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money, resulting in an increase in the carrying value of our equity method investment . This remeasurement was offset in our Consolidated Statement of Operations by the recording of Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss, resulting in a net loss on equity method investment.

Under the revised accounting for our equity method investment in Janssen AI, we have applied the hypothetical liquidation at book value (HLBV) method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. In addition, the difference between the cost of our equity method investment and the amount of our underlying equity in the net assets of Janssen AI that relates to the asset created by the Johnson & Johnson contingent funding commitment, is being amortized to the Consolidated Statement of Operations on a pro rata basis, based on the actual spending pattern of the $500.0 million funded by Johnson & Johnson.

The impact of this change in the accounting for the equity method investment in Janssen AI resulted in an understatement of the net loss on equity method investment line item in the Consolidated Statement of Operations for the years ended December 31, 2009 and December 31, 2010, and an overstatement of the equity method investment on the Consolidated Balance Sheet as of December 31, 2009 and December 31, 2010.

We have evaluated the effects individually and in the aggregate and determined that our Consolidated Financial Statements for the years ended December 31, 2009 and December 31, 2010 are not materially misstated. However, we have determined that the cumulative effect of adjusting this in the Consolidated Financial Statements for the year ended December 31, 2011 would be material to these financial statements. Therefore, we have adjusted the affected prior periods and presented the results in these Consolidated Financial Statements.

As a result of applying these adjustments, the following Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows were impacted as follows (in millions, except per share data):

Impact on Consolidated Balance Sheet as of December 31, 2009 and 2010

	2009		2010
	As previously reported	As currently reported	As previously reported	As currently reported
Assets
Equity method investment	$235.0	$223.8	$209.0	$181.5
Total assets	2.345.7	2,334.5	2,017.5	1,990.0

Liabilities and Shareholders’ equity
Accumulated deficit	(5,918.7)	(5,929.9)	(6,243.4)	(6,270.9)
Shareholders’ equity	494.2	483.0	194.3	166.8
Total liabilities and shareholders’ equity	2,345.7	2,334.5	2,017.5	1,990.0

Impact on Consolidated Statement of Operations for the years ended December 31, 2009 and 2010

	2009		2010
	As previously reported	As currently reported	As previously reported	As currently reported

Net loss on equity method investment	$—	$11.2	$26.0	$42.3
Net interest and investment gains and losses	161.7	172.9	134.0	150.3
Net loss before income taxes	(129.8)	(141.0)	(322.6)	(338.9)
Net loss	(176.2)	(187.4)	(324.7)	(341.0)
Basic and diluted net loss per Ordinary Share	$(0.35)	$(0.37)	$(0.56)	$(0.58)

Impact on Consolidated Statement of Cash Flows for the years ended December 31, 2009 and 2010

	2009		2010
	As previously reported	As currently reported	As previously reported	As currently reported

Cash flows from operating activities:
Net loss	$(176.2)	$(187.4)	$(324.7)	$(341.0)
Adjustments to reconcile net loss to cash used in operating activities:
Net loss on equity method investment	—	11.2	26.0	42.3
Net cash provided by/(used in) operating activities	$(86.3)	$(86.3)	$68.2	$68.2

(l) Equity method investment

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was ~~has been~~ initially recognized based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s ~~AIP  assets along with the fair value of our proportionate interest in~~ total net assets at inception, which were comprised of the AIP assets and the asset created by the Johnson & Johnson contingent funding commitment.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee~~.~~ as this is an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses by Janssen AI so the recognition of Elan’s share of the first $500.0 million of losses incurred by Janssen AI would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, we have applied the HLBV method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period. ~~Accordingly, during the period that the funding of Janssen AI is being provided exclusively by Johnson & Johnson, our proportionate interest in the Johnson & Johnson funding commitment will be remeasured at the each reporting date to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the losses of Janssen AI, will result in changes in the carrying value of the equity method investment asset that will be reflected in the Consolidated Statement of Operations.~~

The difference between the cost of our equity method investment and the amount of our underlying equity in Janssen AI’s reported net assets relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded and the asset created by the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s reported results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the asset created by the Johnson & Johnson contingent funding commitment, which is a limited lived asset, the basis difference is amortized to the Consolidated Statement of Operations on a pro rata basis, based on the actual spending pattern of the $500.0 million funded by Johnson & Johnson.

9.  Equity Method Investment

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500.0 million has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. Johnson & Johnson has also committed to fund up to an initial $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been spent, Johnson

& Johnson is not required to contribute the full $500.0 million. Our equity interest in Janssen AI is recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2011~~0~~, at a carrying value of $~~209.0~~XX million (20~~09~~10: $~~235.0~~181.5 million). ~~The carrying value is comprised of our proportionate 49.9% share of Janssen AI’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).~~

~~Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as of December 31, 2010 and 2009 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As of December 31, 2010, the range of assumed probabilities applied to the expected cash flows was 95%-43% (2009: 95%-30%). The range of discount rates applied remained at 1%-1.5% (2009: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as of December 31, 2010, resulted in an increase in the carrying value of our equity method investment of $59.9 million (2009: $24.6 million). The following table sets forth the computation of the net loss on equity method investment for the years ended December 31 (in millions):\~~

	~~2010~~			~~2009~~
~~Net loss reported by Janssen AI~~ 	~~$~~	~~172.1~~		~~$~~	~~49.2~~
~~Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss~~ 	~~$~~	~~85.9~~		~~$~~	~~24.6~~
~~Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment~~		~~(59.9~~	~~)~~		~~(24.6~~	~~)~~
~~Net loss on equity method investment reported in the Consolidated Statement of Operations~~	~~$~~	~~26.0~~		~~$~~	~~—~~

As of December 31, 2011~~0~~, the carrying value of our Janssen AI equity method investment of $XX ~~209.0~~ million (2010~~09~~: $181.5 ~~235.0~~ million) is approximately $XX ~~270~~ million ~~(~~2010~~09~~: $150 ~~330~~ million) below our share of ~~the~~ Janssen AI’s reported book value of ~~the~~ its net assets ~~of Janssen AI~~. This difference ~~principally~~ relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded and ~~, as well as the probability adjustment factor that we have incorporated into the carrying value of our 49.9% interest in~~ the asset created by the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s reported results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment asset, the difference~~s~~ in the carrying values~~, is adjusted through the remeasurement of our proportionate interest at eacg reporting date as described above~~ is being amortized to the Consolidated Statement of Operations on a pro rata basis, based on the actual spending pattern of the $500.0 million funded by Johnson & Johnson. ~~In general, the difference in the carrying values is expected to decrease in future periods as time progresses.~~

During 2011, we recorded amortization expense of $XX million (2010: $42.3 million) related to the basis differences between the cost of our equity method investment and the amount of our underlying equity in Janssen AI’s reported net assets.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses by Janssen AI so the recognition of Elan’s share of the first $500.0 million of losses incurred by Janssen AI would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, we have applied the HLBV method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of the entity. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period. After adjusting for the basis differences described above, Elan’s claim on Janssen AI’s book value as of December 31, 2011 is $XX million (2010: $117.3 million).

As of December 31, 20~~10~~11, the remaining balance of the initial $500.0 million funding commitment was $XX million (2010: $272.6 million) ~~$272.0 million (2009: $451.0 million)~~.

Summarized financial information of Janssen AI (as reported by Janssen AI) is presented below (in millions). The balance sheet amounts are presented as of December 31 of each year. The income statement amounts are for the years to December 31, 2011~~0 and for the period from September 17, 2009 (the date we acquired the equity interest in Janssen AI) to~~ and December 31, 2010~~09~~.

	2011	2010
Current assets		$$14.3 ~~321.2~~
Non-current assets		$$688.7 ~~684.7~~
Current liabilities		$$34.5 ~~43.6~~
Non-current liabilities		$$9.0 ~~—~~
R&D expenses for the year ~~period~~		$$141.2 ~~137.4~~
Net loss for the year ~~period~~		$$176.3 ~~172.1~~

Conclusion

Based on the foregoing analysis, the Company does not believe the impact of applying the revised application of equity method accounting to the investment in Janssen AI is material to Elan’s 2010 Financial Statements or 2009 Financial Statements.

Accordingly, amendment of the previously filed 2010 or 2009 Financial Statements is not considered necessary. However, based on an assessment of Elan’s publicly announced full-year guidance for 2011, the Company anticipates that the cumulative effect of adjusting the misstatements in the Consolidated Financial Statements as of and for the year ended December 31, 2011 (the “2011 Financial Statements”) would be material to the 2011 Financial Statements. Assuming this to be the case, the Company will adjust the 2010 Financial Statements and the 2009 Financial Statements and present the impact in the 2011 Financial Statements in the 2011 Form 20-F.